EXHIBIT 99.1

News Release dated September 16, 2021, Suncor Energy forms partnership with eight

Indigenous communities in the Regional Municipality of Wood Buffalo to acquire an equity interest in the Northern Courier Pipeline

News Release

FOR IMMEDIATE RELEASE

Suncor Energy forms partnership with eight Indigenous communities in the Regional Municipality of Wood Buffalo to acquire an equity interest in the Northern Courier Pipeline

All financial figures are in Canadian dollars

Calgary, Alberta (September 16, 2021) – Suncor today announced the signing of agreements with eight Indigenous communities in the Regional Municipality of Wood Buffalo (RMWB) to acquire all of TC Energy's 15 per cent equity interest in the Northern Courier Pipeline Limited Partnership. This historic partnership includes Suncor, three First Nations and five Métis communities who will own a 15 per cent stake in this pipeline asset with a value of approximately $1.3 billion, which will provide long-term, stable revenues that will benefit the communities for decades to come.

The purchase of Northern Courier Pipeline will be completed by Astisiy Limited Partnership (Astisiy), which is comprised of Suncor and a partnership of the following communities:

Athabasca Chipewyan First Nation	Chipewyan Prairie First Nation
Conklin Métis Local 193	Fort Chipewyan Métis Local #125
Fort McKay Métis Nation	McMurray Métis
Fort McMurray #468 First Nation	Willow Lake Métis Nation

With this collaboration in mind, Suncor obtained the rights to purchase all of TC Energy's 15 per cent equity interest in 2019, as part of Northern Courier Pipeline's execution of long-term, non-recourse financing of $1 billion and TC Energy's sale of its remaining 85 per cent interest to the Alberta Investment Management Corporation. The pipeline, which connects the Fort Hills asset to Suncor's East Tank Farm asset, will be operated by Suncor upon completion of the purchase by Astisiy. The transaction is anticipated to close in the fourth quarter of 2021, subject to customary closing conditions and the required regulatory approvals.

The Astisiy partners will benefit from revenues generated through competitive tolls from long-term transportation and terminalling services agreements supporting the pipeline, regardless of the price of crude. The partnership is expected to generate gross revenues of approximately $16 million annually for its partners and provide reliable income that the Indigenous communities can use at their discretion for decades to come.

The Indigenous communities’ participation in this transaction is funded by non-recourse financing that is supported by a loan guarantee of up to $40 million from the Alberta Indigenous Opportunities Corporation. TD Securities Inc. acted as Financial Advisor and Debt Arranger for the Indigenous communities in this transaction.

This investment and partnership are a result of years of collaboration and negotiations among all partners. An example of economic reconciliation, this partnership is unprecedented in this industry, given the number of Indigenous communities involved in this type of project.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Quotes

“We’re excited to have eight new business partners in the RMWB and continue on our Journey of Reconciliation with yet another opportunity for increased participation by Indigenous communities in our business. Suncor’s Journey includes our commitment to learn about Indigenous culture and history with open hearts and minds, to stretch our perspectives, and build genuine relationships with Indigenous Peoples based on mutual trust and respect. We’ve heard from communities that opportunities like this are key to helping their communities thrive and we are proud to play a part in supporting their members.”

Mark Little, President and Chief Executive Officer, Suncor Energy

“The Northern Courier Pipeline opportunity demonstrates progressive relationship building and economic reconciliation between industry and Indigenous Communities. ACFN is committed to delivering long-term value to membership and this is yet another example of this framework. The pipeline itself is firmly situated in ACFN traditional territory so it is fitting that ACFN, along with seven other Indigenous owners, share in the community benefits made possible through this partnership with Suncor.”

Allan Adam, Chief, Athabasca Chipewyan First Nation

“This investment in the Northern Courier Pipeline with the other Indigenous communities in the region will sustain our people’s future for years to come.”

Shaun Janvier, Director, Chipewyan Prairie Industry Relations LP

“Joint ventures and partnerships should benefit all parties. But in this case, we have a deal that benefits the parties, the community and Canada.”

Valerie Quintal, Membership Director, Conklin Métis Local 193

“Fort Chip Métis is proud with the way all parties worked together to develop this game-changing partnership, which goes a long way to ensuring a vibrant future for the people of our community.”

Kendrick Cardinal, President, Fort Chipewyan Métis Local #125

“There has been a lot of talk about reconciliation. But Suncor is walking the talk. This is an investment in a better Canada. And the benefits of this partnership model are sustainable long-term revenue for our community’s housing, social services and education. This is further recognition of the Fort McKay Métis Nation’s s.35 rights within our traditional territory.”

Ron Quintal, President, Fort McKay Métis Nation

“This partnership is historic as it includes Métis communities – nothing like this has been done before. Astisiy will provide our community with stable revenue over many years to come and will allow us to continue with cultural programming and other community initiatives that otherwise may not have been able to proceed.”

Peter Hansen, President, Fort McMurray Métis

“This partnership demonstrates our ability to be a strong player at the table and will allow us to fund programs that otherwise wouldn’t be able to happen. It’s our hope that industry will follow suit and allow further opportunities for Aboriginal communities in the North to participate in ventures such as this.”

Samantha Whalen, Councillor, Fort McMurray 468 First Nation

“We are thrilled to partner with our Indigenous brothers and sisters in the Wood Buffalo Region to build long-term prosperity for our community and future generations. WLMG is committed to making bold decisions and to doing things differently, ensuring the best future possible for our community and our families.”

Justin Bourque, CEO, Willow Lake Métis Group

“Today is a momentous and historic day that the Government of Alberta is proud to participate in. It is gratifying to see several Indigenous communities secure for themselves investment in natural resource projects and bolster economic prosperity in their communities.”

Rick Wilson, Minister of Indigenous Relations, Government of Alberta

“AIOC is extremely proud of the support we are able to offer our Indigenous community partners in this deal. The eight Indigenous communities involved, including both First Nations and Métis communities, are inspirational for the partnership they developed with one another and also with Suncor. This project encapsulates our mission at AIOC very well – we are keenly focused on elevating Indigenous communities by supporting their investment in projects like this. AIOC is honoured to enhance the long-term, stable revenues that will be generated by the Indigenous communities from this investment, and the promise that offers both current and future generations. We also respectfully acknowledge and commend Suncor’s firm and ongoing commitment and dedication to building meaningful, enduring relationships with its Indigenous partners.  All to say, this is a very exciting moment and we offer heartfelt congratulations to all involved.”

Alicia Dubois, CEO, Alberta Indigenous Opportunities Corporation

About the Northern Courier Pipeline assets

The Northern Courier Pipeline and associated storage facilities are located in the RMWB, connecting the Fort Hills asset to the East Tank Farm Development (ETF), another Indigenous equity partnership. The asset consists of two 90-kilometre pipelines that transport heated or diluted bitumen and condensate, diesel or crude from Fort Hills to the ETF; tank terminals also support the operation of the asset, including two 300,000 barrel bitumen storage tanks, one 150,000 barrel diluent storage tank and one 50,000 barrel diesel tank at the north end of the asset.

About Astisiy and Tahsipiy

The Astisiy Limited Partnership consists of Suncor and the Tahsipiy (Three Rivers) Limited Partnership. Tahsipiy LP consists of the eight Indigenous communities. Astisiy is a Cree word that means “thread made from sinew”, which is used in Indigenous beading and for many other uses. It is strong and binding, it connects individual beads into beautiful art, yet is a tough fibrous tissue uniting muscle to bone and has been used to make traditional implements like bows.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements in this news release include references to expectations regarding Suncor's investment in the Northern Courier Pipeline in partnership with eight Indigenous communities, including: the anticipated ownership structure; the expected benefits of the transaction; that Suncor will become operator of the pipeline assets; the expectation that the Northern Courier Pipeline will generate stable revenue in the form of tolls regardless of the price of crude which will provide reliable incomes for the communities to use at their discretion; and the expected closing date for the transaction.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated July 28, 2021, its Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, and its Form 40-F dated February 25, 2021 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company, with a global team of over 30,000 people. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low- emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor works with Indigenous Peoples across Canada to increase their participation in energy development. One of the ways we do this is through business development opportunities. Suncor has worked with more than 150 Indigenous communities, including those in the Regional Municipality of Wood Buffalo—home to our oil sands operations—and other locations through our Petro-Canada branded retail, wholesale and lubricant products and services. In 2020, we spent over $900 million in goods and services with Indigenous businesses. There are more than 40 Petro-Canada branded gas stations owned by First Nations and one wind project where a First Nation is an equity partner.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or Living our Purpose.

Suncor media inquiries: 403-296-4000 media@suncor.com	Suncor investor inquiries: 800-558-9071 invest@suncor.com
Alberta Indigenous Opportunities Corporation Shauna MacDonald – Brookline PR 403-585-4570 smacdonald@brooklinepr.com	Athabasca Chipewyan First Nation Jason Schulz 780-215-6527 Jason.schulz@acfn.com
Chipewyan Prairie First Nation Shaun Janvier 780-881-9206	Conklin Métis Morten Paulsen 403-399-3377 morten@paulsengroup.ca
Fort Chipewyan Métis Tammy Riel tammy.riel@fortchipmetis.ca	Fort McKay Métis Nation Morten Paulsen 403-399-3377 morten@paulsenengroup.ca
McMurray Métis Melanie Walsh – Social Media and Events Coordinator 780-838-3260	Fort McMurray 468 First Nation Councillor Samantha Whalen 780-799-0110 Samantha.whalen@fmfn468.com
Willow Lake Métis Nation Peter Pilarski 403-462-1160

ADDITIONAL FILES FOR NEWSWIRE

+ Astisiy logo files as image files to be attached (Title: The Astisiy partnership brings together Suncor and eight Indigenous communities in the Regional Municipality of Wood Buffalo to own 15% of a pipeline. Description: Astisiy is a Cree word that means “thread made from sinew”, which is used in Indigenous beading and for many other uses. It is strong and binding, it connects individual beads into beautiful art, yet is a tough fibrous tissue uniting muscle to bone and has been used to make traditional implements like bows.)